                                                                      EXHIBIT 14

FOR IMMEDIATE RELEASE
Contact: George Pasley
V. P. Communications
214-953-4510
Website:  prnewswire.com/gix




              GLOBAL ANNOUNCES NEGOTIATIONS FOR SALE OF APG LIME

Dallas, TX (March 1, 1999)-- Global Industrial Technologies, Inc. (NYSE: GIX), a Dallas-based manufacturing company, announced today that it is in negotiations with respect to the possible sale of APG Lime Corp., an indirect wholly owned subsidiary of Global. Global stated that these negotiations are the result of its previously announced efforts to explore possible dispositions of certain of its non-refractory businesses.

Global stated that no assurances can be given that a definitive agreement will be entered into with respect to such sale and that no further announcements with respect thereto will be made unless and until a definitive agreement is executed.

Global is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Products include forged flanges; undercarriage parts for track-mounted vehicles; modular cells for refining nonferrous metals; premium refractories for lining heat-containing industrial vessels such as steel furnaces; raw materials used to make refractory products; processing and recycling equipment.